UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2025

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2025

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

The Global Leader in Therapeutic Ultrasound 1

Statements & Disclaimer F O R W A R D - L O O K I N G 2

Company Overview 3

Strategic Company Focus 4 Global Leader in Therapeutic Ultrasound for the Treatment of Cancer and Benign Disease

Investment Thesis: Strong Growth Opportunity 5 x Large and Growing Market Opportunity: Urology and Prostate Cancer x Solves an Important Unmet Clinical Need in Cancer x Proven Compelling Clinical Evidence x Increasing Patient and Physician Demand x Strong Hospital and Physician Reimbursement x Leverages Current Advancements in Imaging, AI, and Robotics x Growing Worldwide Install Base x Ideally Positioned for Expanded Indications (BPH, Endometriosis, Other)

350+ Focal One Robotic H FU Clinical Sites

Large and Growing Market Opportunity In Urology and Prostate Cancer 7

3.3 Million American Men Living with Prostate Cancer in the U.S. (1) 313,780 New Cases Diagnosed in the U.S. (1) 35,770 U.S. Deaths from Prostate Cancer (1) U . S . P R O S T A T E C A N C E R M A R K E T Prostate Cancer is the Most Common Cancer Amongst Men In the U.S. Prostate (1) 2025 estimates from the American Cancer Society ( www.cancer.org ) 8 Lung & Bronchus Colorectum Skin Urinary Bladder New Cases Deaths

Prostate Cancer Market Opportunity Number of New Prostate Cancer Cases Region 473,011 Europe 386,424 Asia 255,782 North America 225,985 Latin America 103,050 Africa 23,602 Oceania 1,467,854 Total L A R G E G L O B A L M A R K E T 1.5 Million New Prostate Cancer Cases Per Year 9 Data Source: Cases refers to Diagnosed Cases per year From World Health Organization – Globocan 2022

Focal One Answers an Unmet Need for a Large Underserved Patient Population P R O S TA TE C A N C E R Focal One HIFU Focal One HIFU 10 First - Line Treatment Progression from Active Surveillance Salvage Treatment

11 470,000 165,000 11 Based on 2023 Internal Company Estimates 130,000 100,000 75,000 Europe Asia North America South America Focal One HIFU Prostate Cancer Annual Procedure Opportunity F O C A L O N E R O B O T I C H I F U Global Addressable Market

DRIVING A PARADIGM SHIFT IN PROSTATE CANCER

Focal Therapy | The New Emerging Market


Traditional Market(1)
Active Surveillance
Radiation Therapy
Radical Prostatectomy (Surgery)
Emerging Market(2)
Focal Therapy (HIFU)
Active Surveillance
Radiation Therapy
Radical Prostatectomy (Surgery)
Future Market(2)
Focal Therapy (HIFU)
Active Surveillance
Radical Prostatectomy (Surgery)
Radiation Therapy

(1) As of 2013. Chen et al. National trends in the management of localized prostate cancer: A population-based analysis 2004-2013. Prostate.
(2) Internal market estimate

edap | Focal One

12

Treatment Comparison

Focal One HIFU Provides the Optimal Organ-Preserving Patient Treatment

		ORGAN-PRESERVING STRATEGY		WHOLE-GLAND RADICAL TREATMENT STRATEGY	
		Active Surveillance	**Focal One® Robotic HIFU**	**Radiation**	**Surgery** Radical Prostatectomy
CANCER CONTROL	**10-year Cancer Specific Survival**	N/A	**95%[1]**	91%[1]	99%[2]
QUALITY OF LIFE FUNCTIONAL OUTCOMES	**Continence Preservation**	96%[3]	**98%[5]**	96%[3]	75%[3]
	Erectile Function Preservation	82%[3]	**93%[5]**	49%[3]	69%[3]
	Ejaculation Preservation	-	**96%[6]**	28%[4]	0%
PATIENT BURDEN	**Risk of Complications**	Low	**Low**	Medium	High
	Typical Complications	-	**-**	Radiation Toxicity, Risk of Secondary Cancers	Blood Loss and Other Surgical Complications
	Treatment Process	-	**1 Session, Same Day Outpatient Procedure**	45 Sessions 45 Visits	1 Session 1-Day Hospital Stay (*)

(*) Hospital stay duration for radical prostatectomy may vary

[1] Yeh, HT et al. 10-year oncological outcomes of EBRT versus HIFU for stage II prostate cancer: a multicenter Chang Gung research database (CGRD) study with inverse-probability-of-treatment weighting (IPTW) analysis. Int Urol Nephrol (2025).
[2] Stensland KD et al. National Long-term Survival Estimates After Radical Prostatectomy for Prostate Cancer. Urology. 2024 Feb;184:135-141.
[3] Donovan JL, et al. Patient-Reported Outcomes after Monitoring, Surgery, or Radiotherapy for Prostate Cancer. N Engl J Med. 2016 Oct 13.
[4] Sullivan JF et al. Ejaculation profiles of men following radiation therapy for prostate cancer. J Sex Med. 2013 May;10(5):1410-6.
[5] Arnouil, N., et al. "Traitement focal par HIFU versus prostatectomie radicale robot-assistée pour cancer de la prostate localisé: résultats carcinologiques et fonctionnels à 1 an." Progrès en Urologie 28.12 (2018): 603-610.
[6] von Hardenberg J et al. Prostate cancer treatment by the latest focal HIFU device with MRI/TRUS-fusion control biopsies: A prospective evaluation. Urologic Oncology: Seminars and Original Investigations, Volume 36, Issue 9, 2018, Pages 401.e1-401.e9

13

D R I V I N G A P A R A D I G M S HI F T I N P R O S T A T E C A N C E R HIFU | The Fastest Growing Treatment Option Based on Medicare Claims reported by CMS on HOPPS Proposed Rule for FY24, FY25 and FY26 14 HIFU Cryo Brachytherapy Radical Prostatectomy

Strong Supporting Clinical Evidence 15

16 Proven Clinical Evidence Supporting Focal One Robotic HIFU 3. Preserve Sexual Function 2. Maintain Urinary Control 1. Cancer Control 1000+ Peer - Reviewed Publications Supporting HIFU in the Treatment of Prostate Cancer (1) Optimizing Trifecta Outcomes for Prostate Cancer (1) PubMed Database search of “HIFU Prostate Cancer” Functional Outcomes 16

HIFI - Prospective Multicentric Comparative Study
Focal One HIFU vs Radical Prostatectomy

Published in European Urology – December 2024



HIFU
RP
Salvage treatment–free survival
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
Time since intervention (mo)
Number at risk
HIFU 1778 1735 1655 1547 1429 1120
RP 1210 1132 1058 980 907 680

Prospective, Comparative, Multicentric, non-inferiority clinical trial comparing HIFU to Radical Prostatectomy (RP)

3,328 patients treated (1,967 HIFU - 1,361 RP) across **46 centers**

90% of HIFU patients treated with Focal One

Comparable Cancer Control (Primary Endpoint):
90% STFS for HIFU vs **86%** for RP; p = 0.008

Superior functional outcomes for HIFU (Secondary Endpoint):
- Urinary Continence significantly better after HIFU
- Significantly lower stress incontinence after HIFU
- Erectile Function less impaired

Ploussard et al. "Whole-gland or Subtotal High-intensity Focused Ultrasound Versus Radical Prostatectomy: The Prospective, Noninferiority, Nonrandomized HIFI Trial." European urology vol. 87,5 (2025): 526-533. doi:10.1016/j.eururo.2024.11.006

edap | Focal One 17

18 18 HIFI Study Demonstrates Optimal Trifecta Outcomes 1. Cancer Control 3. Preserve Sexual Function 2. Maintain Urinary Control Δ 11% Urinary Continence Pad - Free Continence at 12 months HIFU Provides Superior Functional Outcomes Δ 6 HIFU SURGERY Erectile Function Decrease from baseline at 12 months HIFU SURGERY Comparable Oncologic Outcomes Patients Free from Salvage Treatment at 30 months HIFU RADICAL PROSTATECTOMY 90% 86% Ploussard et al. “Whole - gland or Subtotal High - intensity Focused Ultrasound Versus Radical Prostatectomy: The Prospective, Noninferiority, Nonrandomized HIFI Trial.” European urology vol. 87,5 (2025): 526 - 533. doi:10.1016/j.eururo.2 024.11.006

19 FARP - Randomized Controlled Trial Focal Ablation vs Radical Prostatectomy Randomized Controlled, Non - inferiority Clinical Trial comparing Focal Ablation (FA) to Robot - Assisted Radical Prostatectomy (RP) Equivalent Oncologic Control at 3 years (93.5% TFF vs 91.5%) Superior Functional Outcomes after Focal Ablation 213 Patients included in the Clinical Trial 25% of Patients refused radical surgery after randomized to RP and opted for FA 80+% of Focal Ablation patients treated with Focal One ® Baco et al. Final, three - year oncological results of a randomized clinical trial FARP comparing Focal Ablation and Radical Prostatectomy in patients with unilateral clinically - significant prostate cancer. Journal of Urology [Internet]. 2025 May 1;213 (5S):e714. Baco et al. Focal Ablation Versus Radical Prostatectomy for Intermediate - Risk Prostate Cancer: Interim Analysis of a Randomized Controlled Trial. The Journal of Urology. Vol. 206, No. 3 S, Supplement, Sunday, September 12 , 2021 Final Results Presented at AUA 2025 0% 20% 40% 60% 80% 100% Oncologic Control (ITT Treatment Failure Free) Continence (Pad - free) Erectile Function Preservation Surgery Ultrasound Focal Ablation Surgery Ultrasound Focal Ablation Surgery Ultrasound Focal Ablation O P T I M A L T R I F E C T A O U T C O M E S

20 HIFU Demonstrates Equivalent 10 - year Survival to Radiation Therapy 10 - year Oncological Outcomes of HIFU vs EBRT (1) • Lower Mortality at 10 years post HIFU (9.2%) compared to EBRT (16.7%) • Lower Cancer - Specific Mortality after HIFU (5.4%) compared to EBRT (9.2%) Yeh, HT., Liu, YY., Chang, Y.L. et al. 10 - year oncological outcomes of EBRT versus HIFU for stage II prostate cancer: a multicenter Chang G ung research database (CGRD) study with inverse - probability - of - treatment weighting (IPTW) analysis. Int Urol Nephrol (2025). https://doi.org/10.1007/s112 55 - 025 - 04805 - 7 Radiation HIFU HIFU Radiation

21 Strong Hospital and Physician Reimbursement

22 Environment for Growth S T R O N G R E I M B U R SE M E N T Creates Favorable 1. APC Level 6 Under CMS for CY23 and CY24 (1,3) 2. 90% Increase in Reimbursement in 2023 (1,2) 3. APC Level 6 Maintained by CMS in 2025 (3) (1) CMS Hospital Outpatient Prospective Payment System - 2023 Final rule (2) CMS Hospital Outpatient Prospective Payment System - 2022 Final rule (3) CMS Hospital Outpatient Prospective Payment System – 2025 Final rule

23 Hospital Outpatient Medicare Payment (Laparoscopic Prostatectomy with or without Robotic Assistance and/or nerve - sparing) (1) Medicare Payment (National Average. From on CMS Hospital Outpatient Prospective Payment System – 2025 Final rule 2025 Site of Service CPT ® Code Procedure $5,084 (1) Standard OR 55875 Prostate Brachytherapy $9,247 (1) Standard OR 55873 Cryo Ablation $12,992 (1) Specialized MRI Suite C9734 / 55882 MRI Transurethral Ultrasound Ablation $9,247 (1) Standard OR 55880 HIFU $10,411 (1) Standard OR 55866 Laparoscopic Prostatectomy +5.4%

24 Favorable Physician Payment (Laparoscopic Prostatectomy with or without Robotic Assistance and/or nerve - sparing) (1) CMS Physician Fee Schedule – CY 2024 Final rule (2) CMS Physician Fee Schedule – CY 2 025 Final rule Physician Payment (Medicare - 2025) Work RVU (2025) (2) CPT ® Code Procedure $763 13.46 55875 Prostate Brachytherapy $744 13.60 55873 Cryo $579 11.50 55882 MRI Transurethral Ultrasound Ablation $951 17.73 55880 HIFU $1,157 22.46 55866 Laparoscopic Prostatectomy

Focal One ® Best - in - Class Technology 25

Precise Robotic Delivered Ablation 26 T HE L E A D I N G F O C A L T HE R A P Y T E C H N O L O G Y Targeting and Imaging Image Guided Treatment Planning

Robotics HIFU Advanced Imaging Focal One ® Core Technologies Artificial Intelligence (AI) Remote Connectivity 27

The **Most Advanced Robotic HIFU** Platform Controlled by Urologists

Focal·One® *i*

- Expanded HIFUsion® Capabilities
- Streamlined Treatment Workflows
- Embedded Video Content Library
- Treatment Streaming and Recording*
- Remote Proctoring & Telecollaboration*
- Endometriosis Treatment Ready*

HIFUsion®
Image-Guided Treatment Planning

MRI, PSMA PET
Unfold AI*, OnQ Prostate*
Koelis* and DynaCAD* 3D Biopsy

Precise Robotic Positioning

Multi-Axis Sub-millimeter Robotic Movements

Dynamic Focusing Probe

Auto-Adjusting Pinpoint Delivery of HIFU Energy

Integrated Workstation

Compatible With Standard OR Beds


Focal·One
ROBOTIC FOCAL HIFU
Focal One

edap | Focal·One

* Not available in all markets. May require additional purchase

28

29 World’s First Focal One Robotic HIFU Transcontinental Telecollaboration Cleveland Clinic Cleveland, Ohio Cleveland Clinic Abu Dhabi Cleveland, Ohio Abu Dhabi 7,000 Miles 29

BPH & Endometriosis Large Market Opportunities For Expansion 30

31 HIFU Unlocks a Large Market Opportunity (1) Newly Diagnosed Cases per year From World Health Organization – Globocan 2022 (2) From WHO and Habib N et al. Bowel Endometriosis: Current Perspectives on Diagnosis and Treatment. Int J Womens Health. 2020 (3) Xu et al.. Global, Regional, and National Incidence and Year Lived with Disability for Benign Prostatic Hyperplasia from 1990 to 2019. Am J Mens Health. 2021 (4) Based on UN Population Division and Goehring et al. Epidemiology of benign breast disease, with special attention to histologic types. Epidemiol Rev. 1997 (5) Based on UN Population Division and Bomeli et al. Evaluation of a thyroid nodule. Otolaryngol Clin North Am. 2010 20.5 M (2) Rectal Endometriosis 1.5 M Prostate Cancer (1) 11.3 M (3) BPH (Benign Prostatic Hyperplasia) 510,992 (1) Pancreatic Cancer 866,136 (1) Liver Cancer 51.4 M (5) Thyroid Nodules 2.3 M (1) Breast Cancer 8.3 M (4) Breast Fibroadenoma

BENIGN PROSTATIC HYPERPLASIA (BPH) MARKET

Leveraging Expertise in Robotic HIFU and Prostate for BPH

94 Million

Global cases of BPH in 2019 [1]

15 Million

U.S. men are affected by BPH/LUTS [2]

600,000

U.S. men aged 65+ newly diagnosed annually [3]

12.2 Million men actively managed for BPH/LUTS:

- 55% under Drug Management [4]
- 35% under Watchful Waiting [4]
- 300,000+ Active Surgical Treatments [5]

Focal One Robotic HIFU technology has the potential to provide a **non-invasive** option that can safely treat BPH-related symptoms while avoiding the side effects of standard surgical treatments.

10,000s PCa treatments constitute a robust foundation to build upon for a BPH strategy

(1) Fentahun et al. The Lancet Healthy Longevity. 2022
(2) Egan K B. Urologic Clinics of North America. 2016
(3) Urologic Diseases in America. 2024. National Institutes of Health, National Institute of Diabetes and Digestive and Kidney Diseases. 2024
(4) Vuichoud et al. Can J Urol. 2015
(5) Internal market estimate

edap | Focal One

32

BPH: FOCAL ONE CLINICAL STUDY PROGRESS

Building High-Level Evidence in the Treatment of Benign Prostate Hyperplasia

Feasibility Study
Completed

- Monocentric Feasibility Study (9 patients)
- Confirmed Safety and potential for improvement of BPH-related symptoms

Phase I-II Study
Recruiting

- First Patients Treated
- Phase I: Three-center study HIFU dose escalation
- Phase II: Multi-center Study Safety and Efficacy of Final HIFU Parameters as defined in Phase 1

U.S. Study
Under IRB Review

- Protocol based on previous study findings

edap | Focal One 33

U.S. ENDOMETRIOSIS MARKET

Leveraging Expertise in **Robotic HIFU** For **Endometriosis**

6.5 Million

US Women Have Endometriosis [1]

1.3 Million

20% of Cases are Deep Infiltrating Endometriosis (DIE) in the U.S.[2]

11% of U.S. Women

are Affected by Endometriosis [2]

Common symptoms of Rectal Endometriosis may include various conditions (acute pelvic pain, constipation, diarrhea, rectal bleeding), all of which negatively impact quality of life and ability to become pregnant.

Current treatment options are lacking and limited to hormonal and/or surgical management

Focal One has the potential of offering a non-invasive option with the ability of **Reducing Symptoms** and **Improving Quality of Life**

[1] Office of Women's Health (www.womenshealth.gov)
[2] D'Alterio MN et al. Management Challenges of Deep Infiltrating Endometriosis. Int J Fertil Steril. 2021 Apr;15(2):88-94. doi: 10.22074/IJFS.2020.134689. Epub 2021 Mar 11. PMID: 33687160; PMCID: PMC8052801

edap | Focal One

34

ENDOMETRIOSIS: FOCAL ONE CLINICAL STUDY PROGRESS

Building High-Level Evidence in the Treatment of Deep Infiltrating Rectal Endometriosis

Phase I Study
Completed

- Feasibility (20 patients)
- Published in the Journal of Ultrasound in Obstetrics and Gynecology in 2020

Phase II Study
Completed

- Multicenter Safety and Efficacy Study (60 patients)
- Completed in March 2022
- Published in Journal of Human Reproduction in 2024

Phase III Study
Completed Enrollment

- Multicenter Double-Blind Randomized Controlled Trial (RCT)
- Enrollment completed (60 patients)
- Follow-up of all patients in progress
- 85% of Sham Group patients elected and received HIFU Treatment

CE Mark
March 25, 2025

- Focal One received **CE mark certification** for the treatment of posterior deep endometriosis infiltrating the rectum

edap | Focal One
35

Growing Global Install Base 36

F O C A L O N E A DO P T I O N A C C E L E R A T I N G At Major Hospitals 76 Focal One Systems in U.S. as of September 30, 2025 (39 Academic – 37 Community) 37

Focal One U.S. Momentum 2021 - 2024 (Compounded Annual Growth Rates) Focal One Procedures CAGR 38 Focal One Installations CAGR 67% 51%

FOCAL ONE IS THE LEADING FOCAL THERAPY TECHNOLOGY

Strong Adoption by the Highest Ranked Prostate Cancer Hospitals in the US

BEST HOSPITALS U.S.News & WORLD REPORT RANKINGS

70%

7 Out of **10**

Best Hospitals for Urology

SUO Society of Urologic Oncology, Inc. FELLOWSHIP PROGRAM

60%

21 Out of **35**

SUO Approved Programs

NCCN National Comprehensive Cancer Network®

52%

17 Out of **33**

NCCN Member Institutions

edap | Focal One 39

Key Financial Data 40

T HR E E M O N T HS E N D E D S E P T E M B E R 3 0 T H 2025 2024 (in $Million USD except per share data) 16.1 14.4 Revenue 6.9 5.7 Gross Profit 43.0% 39.4% Gross Margin (5.7) (6.4) Operating Profit (Loss) (5.8) (7.0) Net Income (Loss) (0.16) (0.19) Earnings (Loss) Per Share HIFU $4.9M HIFU $7.7M +57% 3 months 2024 3 months 2025 $ 1 4 . 4 M Distribution $6.3M - 14% Distribution $7.3M ESWL $2.1M - 4% ESWL $2.2M NOTE: Translated for convenience of the reader to U.S. dollars at the 2025 average three months’ exchange rate of 1 Euro = 1.1620 USD, and 2024 average three months’ exchange rate of 1 Euro = 1.1010 USD 41 $ 1 6 . 1 M Financial Highlights as of September 30, 2025

N I N E M O N T HS E N D E D S E P T E M B E R 3 0 T H 2025 2024 (in $Million USD except per share data) 48.8 47.6 Revenue 20.7 19.0 Gross Profit 42.5% 39.9% Gross Margin (18.7) (18.2) Operating Profit (Loss) (19.8) (18.5) Net Income (Loss) (0.53) (0.50) Earnings (Loss) Per Share HIFU $16.3M HIFU $23.9M +46% Distribution $19.1M - 21% Distribution $24.1M ESWL $5.7M - 20% ESWL $7.1M 9 months 2024 9 months 2025 $ 4 7 . 6 M NOTE: Translated for convenience of the reader to U.S. dollars at the 2025 average nine months’ exchange rate of 1 Euro = 1.1213 USD, and 2024 average nine months’ exchange rate of 1 Euro = 1.0858 USD 42 $ 4 8 . 8 M Financial Highlights as of September 30, 2025

43 Balance Sheet Highlights as of September 30, 2025 Balance Sheet As Of: September 30, 2024 September 30, 2025 (in $Million USD) 28.4 12.4 Cash and Cash Equivalents 42.9 39.6 Other Current Assets 16.8 20.1 Fixed and Other Non - Current Assets 88.1 72.1 32.7 36.9 Current Liabilities 7.8 7.9 Non - Current Liabilities 47.5 27.4 Shareholders’ Equity 88.1 72.1 Note: Translated for convenience of the reader to U.S. dollars at the exchange rate of 1 Euro = 1.1734 USD, on September 30, 2025 and at the exchange rate of 1 Euro = 1.1145 USD, on September 30, 2024.

Positioned for Growth S U M M A R Y • Large Addressable Markets in Men’s and Women’s Health • Growing Install base of Leading Tier 1 Academic and Community Hospitals • Differentiated Non - Invasive Robotic HIFU Technology Solving Unmet Needs for Prostate Cancer, BPH and Endometriosis • Strong Clinical Evidence with Favorable Reimbursement in Place • Proven Management Team from Industry - Leading MedTech Companies 44

The Global Leader in Therapeutic Ultrasound 45